United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-34533	CUSIP Number 150838100
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	December 31, 2016
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

CELADON GROUP INC
Full Name of Registrant

Former Name if Applicable
9503 East 33rd Street, One Celadon Drive
Address of Principal Executive Office (Street and Number)
Indianapolis, IN 46235
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 7, 2017, the Indiana Court of Appeals affirmed summary judgment in the matter of Wilmoth et al v. Celadon Trucking Services, Inc., a subsidiary of the registrant, regarding a complaint that was originally filed in 2013. As previously disclosed in the registrant's filings with the Securities and Exchange Commission, this matter was a contingency with no reserve accrued because an unfavorable result was not deemed probable. Although the registrant intends to further appeal the matter, there is no assurance the Indiana Supreme Court would accept the appeal. Accordingly, the registrant assessed that the likelihood of a favorable outcome has now decreased and anticipates accruing between approximately $4.5 million and $5.0 million, pretax, in respect of this matter. Due to the timing of the Indiana Court of Appeals decision, and the need to determine the amount of, and record, the accrual in the registrant’s financial statements, as well as update related disclosures, the registrant’s filing of its Quarterly Report on Form 10-Q for its second fiscal quarter ended December 31, 2016 will be delayed.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Bobby Peavler	317	972-7000 ext. 23638
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Other than the accrual and related expenses, including income taxes, in respect of the judgment described above, the registrant presently expects that the statement of operations to be included in the Form 10-Q will be consistent with the statement of operations accompanying the registrant's press release dated February 1, 2017, attached as Exhibit 99.1 to its Form 8-K furnished to the Securities and Exchange Commission on February 2, 2017.

Celadon Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	02-09-2017	By /s/	Bobby Peavler	Title:	Executive Vice President, Chief Financial Officer, and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).